                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ----------------

                                AMENDMENT NO. 3

                                      TO

                                SCHEDULE 13E-3

                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                     CONAM REALTY PENSION INVESTORS, L.P.
                             (NAME OF THE ISSUER)

 ConAm Realty Pension Investors, L.P.   Continental American Properties, Ltd.
   ConAm Property Services III, Ltd.          ConAm DOC Affiliates LLC
                      (NAME OF PERSONS FILING STATEMENT)

                     Units of Limited Partnership Interest
                        (TITLE OF CLASS OF SECURITIES)

                                   44896K100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           Frederick B. McLane, Esq.
                             O'Melveny & Myers LLP
                             400 South Hope Street
                          Los Angeles, CA 90071-2899
                                (213) 430-6000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.     The filing of a registration statement under the Securities Act of 1933.
c.     A tender offer.
d.     None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [_]

                           CALCULATION OF FILING FEE
================================================================================
                 $5,700,000                             $1,140
         Transaction Valuation(1)                 Amount of Filing Fee
================================================================================

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $1,200                Filing party: ConAm Realty Pension Investors, L.P.
                        -------------------                 ------------------------------------
Form or registration no.: Schedule 14A        Date filed: August 20, 1998
                          -----------------               --------------------------------------

Instruction. Eight copies of this statement, including all exhibits, should be filed with the Commission.
--------
(1) For purposes of calculating the filing fee only. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and equals 1/50 of one percent of the aggregate amount of cash to be distributed to securityholders in connection with the transaction.

                     CONAM REALTY PENSION INVESTORS, L.P.
                             1764 SAN DIEGO AVENUE
                       SAN DIEGO, CALIFORNIA 92110-1906

  This Rule 13e-3 Transaction Statement (this "Statement") relates to the proposed sale of the remaining property (the "Property") of ConAm Realty Pension Investors, L.P., a New York limited partnership (the "Partnership"), to a Delaware limited liability company (the "Purchaser") to be formed if the proposed sale is approved by the Partnership's limited partners. It is anticipated that, shortly after the sale of the Property, the net proceeds from the sale, together with certain cash reserves, would be distributed to the limited partners and the Partnership would be liquidated. A final distribution of cash from reserves would be distributed to limited partners at the time of liquidation.

  The general partner of the Partnership is ConAm Property Services III, Ltd. (the "General Partner"). Continental American Development, Inc., a California corporation ("CADI"), is the general partner of the General Partner. The shareholders of CADI are substantially identical to the partners of Continental American Properties, Ltd. ("CAPL"). CAPL is the managing member of ConAm DOC Affiliates LLC, which will own a 9% interest in the Purchaser. In addition, the shareholders of CADI are identical to the shareholders of ConAm Management Corporation ("ConAm Management"), which will act as the initial property manager for the Purchaser with respect to the Property if the proposed sale is approved.

  A definitive consent solicitation statement (the "Consent Solicitation Statement") regarding the proposed sale was filed with the Securities and Exchange Commission on December 14, 1998.

  The following Cross-Reference Sheet is supplied pursuant to General Instruction F of Schedule 13E-3 and cites the location in the Consent Solicitation Statement of the information required to be included in response to the items of this Statement, which Consent Solicitation Statement is hereby incorporated by reference to the extent so cited. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Consent Solicitation Statement.

                             CROSS-REFERENCE SHEET
--------------------------------------------------------------------------------
   Item of Schedule 13E-3        Location in Consent Solicitation Statement
--------------------------------------------------------------------------------
Item 1. Issuer and Class of
Security Subject to the
Transaction
--------------------------------------------------------------------------------
 (a) and (b)                 Outside Front Cover Page, "SUMMARY--The
                             Partnership," "ACTION BY CONSENT--Record Date,"
                             "MARKET FOR THE UNITS," "VOTING SECURITIES AND
                             PRINCIPAL HOLDERS THEREOF."
--------------------------------------------------------------------------------
 (c)                         "MARKET FOR THE UNITS."
--------------------------------------------------------------------------------
 (d)                         "DISTRIBUTIONS."
--------------------------------------------------------------------------------
 (e)                         Not applicable.
--------------------------------------------------------------------------------
 (f)                         Not applicable.
--------------------------------------------------------------------------------
Item 2. Identity and         This Statement is being filed by the issuer and
Background                   certain affiliates of the issuer named in (b)
                             below.
--------------------------------------------------------------------------------
 (a)-(c)                     ConAm Property Services III, Ltd.
                             1764 San Diego Avenue
                             San Diego, California 92110-1906
                             State of organization: California
                             Principal business: Real estate investment

                             Continental American Properties, Ltd.
                             1764 San Diego Avenue
                             San Diego, California 92110-1906
                             State of organization: California
                             Principal business: Real estate investment

                             ConAm DOC Affiliates LLC
                             1764 San Diego Avenue
                             San Diego, California 92110-1906
                             State of organization: California
                             Principal business: Real estate investment

                             Continental American Development, Inc.
                             1764 San Diego Avenue
                             San Diego, California 92110-1906
                             State of organization: California
                             Principal business: Real estate investment

                             DJE Financial Corp.
                             1764 San Diego Avenue
                             San Diego, California 92110-1906
                             State of organization: California
                             Principal business: Real estate investment

                             Daniel J. Epstein
                             Chairman and Chief Executive Officer
                             ConAm Management Corporation
                             1764 San Diego Avenue
                             San Diego, California 92110-1906
                             Principal business: Real estate management
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                             J. Bradley Forrester
                             President
                             ConAm Management Corporation
                             1764 San Diego Avenue
                             San Diego, California 92110-1906
                             Principal business: Real estate management

                             E. Scott Dupree, Esq.
                             Senior Vice President and General Counsel
                             ConAm Management Corporation
                             1764 San Diego Avenue
                             San Diego, California 92110-1906
                             Principal business: Real estate management

                             Robert J. Svatos
                             Senior Vice President and Chief Financial Officer ConAm Management Corporation
                             1764 San Diego Avenue
                             San Diego, California 92110-1906
                             Principal business: Real estate management

                             Ralph W. Tilley
                             Senior Vice President and Treasurer
                             ConAm Management Corporation
                             1764 San Diego Avenue
                             San Diego, California 92110-1906
                             Principal business: Real estate management
--------------------------------------------------------------------------------

 (d) Daniel J. Epstein has been Chairman and Chief Executive Officer of ConAm Management Corporation since 1983, and until March 1997 he was also President of that corporation.

                             J. Bradley Forrester has been President of ConAm Management Corporation since March 1997. From 1994 to March 1997, Mr. Forrester was Senior Vice President of ConAm Management Corporation. Prior to joining ConAm Management Corporation, Mr. Forrester was Senior Vice President--Commercial Real Estate for First Nationwide Bank from 1991 to 1994. First Nationwide Bank was a national savings bank located at 700 Market Street, San Francisco,
                             California.

                             E. Scott Dupree has been Senior Vice President and General Counsel of ConAm Management Corporation since 1993 and has been employed by ConAm Management Corporation since 1985.

                             Robert J. Svatos has been Senior Vice President and Chief Financial Officer of ConAm Management Corporation since 1993 and has been employed by ConAm Management Corporation since 1988.

                             Ralph W. Tilley has been Senior Vice President
                             and Treasurer of ConAm Management Corporation since
                             1993 and has been employed by ConAm Management
                             Corporation since 1980.
--------------------------------------------------------------------------------
 (e) and (f)                 During the last five years, neither the
                             Partnership nor any of the persons named in the
                             response to Item 2(a) hereof has been
                             (i) convicted in a criminal proceeding (excluding
                             traffic violations or similar misdemeanors) or
                             (ii) a party to a civil proceeding of a judicial
                             or administrative body of competent jurisdiction
                             and, as a result of such proceeding, was or is
                             subject to a judgment, decree or final order
                             enjoining further violations of, or prohibiting
                             activities subject to, federal or state
                             securities laws or finding any violation of such
                             laws.
--------------------------------------------------------------------------------

 (g)                         All natural persons named in the response to Item
                             2(a) are citizens of the United States of
                             America.
--------------------------------------------------------------------------------
Item 3. Past Contacts,
Transactions or
Negotiations
--------------------------------------------------------------------------------
 (a) (1)                     Not applicable.
--------------------------------------------------------------------------------
 (a) (2)                     "SPECIAL FACTORS--Alternatives Considered to the
                             Sale," "THE PROPOSALS--Background of the Sale."
--------------------------------------------------------------------------------
 (b)                         "SPECIAL FACTORS--Alternatives Considered to the
                             Sale," "THE PROPOSALS--Background of the Sale."
--------------------------------------------------------------------------------
Item 4. Terms of the
Transaction
--------------------------------------------------------------------------------
 (a) and (b)                 Outside Front Cover Page, "SUMMARY," "SPECIAL
                             FACTORS--Effects of the Sale," "--Fairness of the
                             Sale," "THE PROPOSALS--The Purchaser," "--
                             Background of the Sale," "--Conflicts of Interest
                             of the General Partner," "--Terms of the Purchase
                             Agreements," "--The Amendment."
--------------------------------------------------------------------------------
Item 5. Plans or Proposals
of the Issuer or Affiliate
--------------------------------------------------------------------------------
 (a)-(g)                     Outside Front Cover Page, "SUMMARY," "SPECIAL
                             FACTORS--Effects of the Sale," "THE PROPOSALS--
                             The Purchaser," "--Conflicts of Interest of the
                             General Partner," "--Failure to Approve the
                             Sale."
--------------------------------------------------------------------------------
Item 6. Source and Amounts
of Funds or Other
Consideration
--------------------------------------------------------------------------------
  (a)                        "THE PROPOSALS--Purchaser's Valuation," "--
                             Background of the Sale," "--Terms of the Purchase
                             Agreements."
--------------------------------------------------------------------------------
  (b)                        "ACTION BY CONSENT--Action by Consent."
--------------------------------------------------------------------------------
  (c)                        "THE PROPOSALS--Terms of the Purchase
                             Agreements."
--------------------------------------------------------------------------------
  (d)                        Not applicable.
--------------------------------------------------------------------------------
Item 7. Purposes,
Alternatives, Reasons and
Effects
--------------------------------------------------------------------------------
 (a)                         "SPECIAL FACTORS--Reasons for the Sale," "THE
                             PROPOSALS--Background of the Sale."
--------------------------------------------------------------------------------
 (b)                         "SPECIAL FACTORS--Alternatives Considered to the
                             Sale," "--Fairness of the Sale."
--------------------------------------------------------------------------------
 (c)                         "SPECIAL FACTORS--Reasons for the Sale," "--
                             Alternatives Considered to the Sale," "--Fairness
                             of the Sale."
--------------------------------------------------------------------------------
 (d)                         Outside Front Cover Page, "SUMMARY," "ACTION BY
                             CONSENT--Matters to be Considered," "SPECIAL
                             FACTORS--Effects of the Sale," "THE PROPOSALS--
                             The Purchaser," "--Conflicts of Interest of the
                             General Partner," "CERTAIN FEDERAL AND STATE
                             INCOME TAX CONSEQUENCES OF THE SALE," "NO
                             APPRAISAL RIGHTS," "MARKET FOR THE UNITS."

--------------------------------------------------------------------------------
Item 8. Fairness of the
Transaction
--------------------------------------------------------------------------------
 (a) and (b)                 "SUMMARY--Fairness of the Sale and Certain
                             Conflicts of Interest," "SPECIAL FACTORS--
                             Fairness of the Sale." Each filing person
                             reasonably believes that the Sale is fair to the
                             Limited Partners and has adopted the analysis of
                             the General Partner with respect thereto.
--------------------------------------------------------------------------------
 (c)                         Outside Front Cover Page, "SUMMARY--Vote
                             Required," "ACTION BY CONSENT--Action by
                             Consent," "NOAPPRAISAL RIGHTS."
--------------------------------------------------------------------------------
 (d)                         "SPECIAL FACTORS--Fairness of the Sale," "THE
                             PROPOSALS--Background of the Sale," "--Conflicts
                             of Interest of the General Partner."
--------------------------------------------------------------------------------
 (e)                         Not applicable.
--------------------------------------------------------------------------------
 (f)                         "SPECIAL FACTORS--Alternatives Considered to the
                             Sale," "THE PROPOSALS--Background of the Sale."
--------------------------------------------------------------------------------
Item 9. Reports, Opinions,
Appraisals and Certain
Negotiations
--------------------------------------------------------------------------------
 (a)-(c)                     "SUMMARY--Fairness of the Sale and Certain
                             Conflicts of Interest," "SPECIAL FACTORS--
                             Independent Appraisal."
--------------------------------------------------------------------------------
Item 10. Interest in
Securities of the Issuer
--------------------------------------------------------------------------------
 (a)                         "SUMMARY--Security Ownership and Voting Thereof,"
                             "VOTING SECURITIES AND PRINCIPAL HOLDERS
                             THEREOF."
--------------------------------------------------------------------------------
 (b)                         Not applicable.
--------------------------------------------------------------------------------
Item 11. Contracts,          Not applicable.
Arrangements or
Understandings with Respect
to the Issuer's Securities
--------------------------------------------------------------------------------
Item 12. Present Intention
and Recommendation of
Certain Persons with Regard
to the Transaction
--------------------------------------------------------------------------------
 (a)                         "SUMMARY--Security Ownership and Voting Thereof,"
                             "VOTING SECURITIES AND PRINCIPAL HOLDERS
                             THEREOF."
--------------------------------------------------------------------------------
 (b)                         No recommendation regarding the Sale has been
                             made to date by any person named in paragraph (a)
                             of this Item to any person owning Units in the
                             Partnership.
--------------------------------------------------------------------------------
Item 13. Other Provisions
of the Transaction
--------------------------------------------------------------------------------
 (a)                         "NO APPRAISAL RIGHTS."
--------------------------------------------------------------------------------
 (b)                         Not applicable.
--------------------------------------------------------------------------------
 (c)                         Not applicable.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Item 14. Financial
Information
--------------------------------------------------------------------------------
 (a)                         "AVAILABLE INFORMATION," Annex 1 and Annex 2 to
                             Consent Solicitation Statement. The book value
                             per Unit as of the 1997 fiscal year end was $127.
--------------------------------------------------------------------------------
 (b)                         Not applicable.
--------------------------------------------------------------------------------
Item 15. Persons and
Assets Employed, Retained
or Utilized
--------------------------------------------------------------------------------
 (a)                         "THE PROPOSALS--The Purchaser."
--------------------------------------------------------------------------------
 (b)                         "SUMMARY--Solicitation Agent," "ACTION BY
                             CONSENT-- Action by Consent," "VOTING
                             PROCEDURES."
--------------------------------------------------------------------------------
Item 16. Additional          Not applicable.
Information
--------------------------------------------------------------------------------
Item 17. Material to be
Filed as Exhibits
--------------------------------------------------------------------------------
 (a)                         Not applicable.
--------------------------------------------------------------------------------

 (b)                         Previously filed.
--------------------------------------------------------------------------------
 (c)                         Not applicable.
--------------------------------------------------------------------------------

 (d) Definitive copy of Consent Solicitation Statement, including Letter to Limited Partners and Form of Consent (attached as Exhibit D hereto).
--------------------------------------------------------------------------------

 (e)                         Not applicable.
--------------------------------------------------------------------------------
 (f)                         Not applicable.
--------------------------------------------------------------------------------

                                  SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 14, 1998

                                     CONAM REALTY PENSION INVESTORS, L.P.

                                     By: CONAM PROPERTY SERVICES III, LTD.,
                                         its General Partner

                                         By: CONTINENTAL AMERICAN
                                             DEVELOPMENT, INC., its General
                                             Partner

                                          By:     /s/ Daniel J. Epstein
                                             ---------------------------------
                                          Name:      Daniel J. Epstein
                                               -------------------------------
                                          Title:         President
                                                ------------------------------

                                     CONAM PROPERTY SERVICES III, LTD.

                                     By: CONTINENTAL AMERICAN
                                         DEVELOPMENT, INC., its General
                                         Partner

                                          By:     /s/ Daniel J. Epstein
                                             ---------------------------------
                                          Name:      Daniel J. Epstein
                                               -------------------------------
                                          Title:         President
                                                ------------------------------

                                     CONTINENTAL AMERICAN PROPERTIES, LTD.

                                     By: DJE FINANCIAL CORP., its General
                                         Partner

                                          By:     /s/ Daniel J. Epstein
                                             ---------------------------------
                                          Name:      Daniel J. Epstein
                                               -------------------------------
                                          Title:         President
                                                ------------------------------

                                     CONAM DOC AFFILIATES LLC

                                     By: CONTINENTAL AMERICAN PROPERTIES,
                                         LTD., its Administrative Member

                                         By: DJE FINANCIAL CORP., its General
                                            Partner

                                          By:     /s/ Daniel J. Epstein
                                             ---------------------------------
                                          Name:      Daniel J. Epstein
                                               -------------------------------
                                          Title:         President
                                                ------------------------------